Exhibit 99.1

The following is a summary of the Material Corporate Restructuring Report (Declaración de Información sobre Reestructura Societaria - the “Report”) dated and filed on February 26, 2008 by Grupo Simec S.A.B. de C.V. (“Grupo Simec”) in the Mexican Stock Exchange (Bolsa Mexicana de Valores - “MSE”) and the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), in accordance with article 35 of the General Rules Applicable to Securities Issuers and other Participants in the Stock Market, with respect to the transaction described herein. A complete version of the Report in Spanish is available at Grupo Simec’s web site (www.gsimec.com.mx) and at the MSE’s web site (www.bmv.com.mx). Any clarification regarding this document may be directed to José Flores Flores at Grupo Simec, at jflores@gruposimec.com.mx or +(5233) 37706700.

A.            DESCRIPTION OF THE TRANSACTION

Grupo Simec will acquire all but one of the shares of the capital stock of Corporación Aceros D.M., S.A. de C.V. (“CADM”) and Procesadora Industrial SAN, S.A. de C.V. (“PISAN”), and will therefore indirectly acquire control of the following CADM subsidiaries: Aceros San Luis, S.A. de C.V. (“ASL”); Aceros DM, S.A. de C.V. (“ADM”); Malla San, S.A. de C.V. (“Malla San”); Abastecedora Siderúrgica, S.A. de C.V. (“AS”) and Aceros Transportes, S.A. de C.V. (“AT”; all the CADM subsidiaries, the “Subsidiaries”; CADM, PISAN and the Subsidiaries, collectively, the “Acquired Companies”; such transaction, the “Transaction”). Aceros Transportes SAN, S.A. de C.V. (“ATS”), an affiliate of the group, will continue to supply freight transportation services to CADM and the Subsidiaries.

The rationale of the Transaction is to position Grupo Simec as Mexico’s second largest rebar producer, strengthen its current market position and facilitate further expansion and diversification of its product portfolio. After the Transaction, Grupo Simec’s sales will be evenly distributed between the Mexican and international markets, reducing its exposure to volatility in either market. Finally, CADM’s location in central Mexico will extend Grupo Simec’s operations to an area where it does not currently operate, which is strategically located close to Mexico’s most important cities, ports and border crossing points.

Grupo Simec entered into a share purchase agreement with the shareholders of the Acquired Companies (the “SPA”), by which the terms and conditions of the Transaction were agreed. The parties agreed to perform all actions necessary to close the Transaction. Closing is subject to: (i) approval of the Transaction by Grupo Simec’s General Shareholders’ Meeting pursuant to article 47 of the Mexican Securities Market Law (Ley Mexicana de Valores - “MSML”); (ii) approval of the Transaction by the Mexican Antitrust Commission (Comisión Federal de Competencia Económica); and, (iii) execution of the applicable final agreements and documents. The purchase price is US$850 million, which was determined based on the cash-free, debt-free enterprise value of the Acquired Companies, and is subject to adjustment pursuant to the terms of the SPA. Grupo Simec will pay 85% of the purchase price with proceeds from its operations and the other 15% with proceeds from Grupo Simec’s shares offering of February 2007.

A General Shareholders’ Meeting of Grupo Simec was called for March 25, 2008 in order to approve the Transaction (the “Shareholders’ Meeting”). The notice was published on February 25, 2008 in El Financiero, a local newspaper published in Guadalajara, Jalisco, where Grupo Simec is based, and was filed with the MSE through its electronic filing system. Grupo Simec had limited access to legal and financial information of the Acquired Companies, since the offer was made through private auction. The SPA provides that 75% of Grupo Simec’s shares will be transferred to a trust that will vote the shares to approve the Transaction at the Shareholders’ Meeting. The executed trust agreement will be available at the company’s headquarters pursuant to article 49 of MSML.

Grupo Simec shall recognize all debt and assets of the Acquired Companies based on their reasonable value at closing. The total cost of the Transaction reduced by the net difference between the assets and debts so valued shall be recognized as commercial credit. The intangible assets resulting from the Transaction that do not comply with certain local accounting rules will be treated as commercial credit as well. Grupo Simec will not incur any tax liabilities in connection with the Transaction. The price paid for the Acquired Companies will be the basis to determine any tax liabilities if Grupo Simec sells the shares to third parties. Pursuant to section 154 of the Income Tax Law and article 204 of its regulations, Grupo Simec shall not withhold part of the purchase price from the sellers for income tax purposes: the Transaction value shall be determined by an accountant registered before the Mexican tax authorities and the sellers will pay themselves the corresponding tax.

B.            COMPANIES INVOLVED

Grupo Simec: Grupo Simec was incorporated on August 22, 1990. On October 24, 2006 Grupo Simec amended and restated its corporate by-laws to comply with the requirements of the MSML, and became a sociedad anónima bursátil de capital variable, a public company with stock listed on the MSE and registered in the Mexican National Securities Registry (Registro Nacional de Valores) maintained by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

Grupo Simec’s origins trace back to 1969, when a group of families from Guadalajara founded the Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”), a small steel mill company. In 1980, Grupo Sidek, S.A. de C.V., (“Sidek”) was incorporated and became CSG’s holding company. In 1990, Sidek consolidated its steel and aluminum operations into a separate subsidiary, Grupo Simec, a Mexican corporation with limited liability.

Grupo Simec is a diversified manufacturer, processor and distributor of special bar quality steel and structural steel products with production and commercial operations in the United States, Mexico and Canada.

The Company’s products are used across a broad range of highly engineered end-user applications, including, axles, hubs and crankshafts for automobiles and Light trucks, machined tools and off-highway equipment. The Company’s steel products are mainly used in the non-residential construction market and other construction applications.

CADM: CADM was incorporated on March 6, 1992 as holding company of two steel mills: ASL, originally founded in 1966 by Miguel Valladares, father of CADM’s current CEO, Juan Carlos Valladares and ADM, a small-size, state of the art steel mill built in 1990. CADM, through the Subsidiaries is a producer and processor of steel with a capacity of 700,000 tons per year, mainly rebar. CADM is strategically located in San Luis Potosí with privileged access to markets in Mexico City, Guadalajara and Monterrey. CADM has 1,457 employees. CADM is the second largest domestic rebar producer in Mexico with a 17% market share. In 2005, CADM began producing wire mesh and other high-margin wire products at its new Malla San facility. CADM owns other ancillary entities, including a transportation company and a scrap processing company.

PISAN: PISAN was incorporated on November 23, 1999 to offer industrial maintenance services and handling of waste generated from ASL, ADM, Malla San and AS. PISAN is also the legal employer of  Malla San’s entire workforce. Over time, PISAN has expanded its activities into civil construction, recovery of slag steel, machinery and equipment rental and skull recovery (“máquila de plasta”).

C.            RISK FACTORS

Grupo Simec has identified the following risk factors related to the Transaction that could significantly affect its prospects, profitability and the price of its shares. Additional risk factors to consider are those related to Grupo Simec and the industry, described in the annual report of Grupo Simec, available at Grupo Simec’s website (www.gsimec.com.mx) and at the MSE’s website (www.bmv.com.mx). Finally, there is the possibility that Grupo Simec’s operations may be affected by other risks which are unknown to Grupo Simec or are not currently considered significant.

Inadequate integration of Grupo Simec’s and CADM’s operations could have an adverse effect on the Transaction’s projected results.

Once the Transaction is closed, Grupo Simec will have to integrate the operations of CADM, the Subsidiaries and PISAN with its own operations. The success or failure of the Transaction’s projected results will depend on the capacity of Grupo Simec to integrate CADM while continuing to manage its own operations. CADM’s accounting, financing and commercial practices differ from those traditionally used by Grupo Simec, and it will be necessary to apply the latter to CADM. The lack of a successful integration of the operations of CADM, the Subsidiaries and PISAN into Grupo Simec could substantially impair Grupo Simec’s capacity to plan new developments and have an adverse effect on the Transaction’s projected results.

Possibility of insufficient administrative, operational and financial resources to implement the Transaction.

Once the Transaction is closed, Grupo Simec will have to continue investing in technological, human and administrative resources to continue growing. The development of Grupo Simec and CADM, their expansion in their operative networks, services and clients portfolio require important investments. These investments, together with operational expenses, will impact the cash flow and income of Grupo Simec. In the event of not performing the financial, administrative and operational goals expected, Grupo Simec’s results could be adversely affected.

The loss of CADM’s key executives could affect Grupo Simec’s operations.

The integration of the operations of CADM, the Subsidiaries and PISAN into Grupo Simec is highly dependant on a reduced number of CADM’s key executives. Because these persons have a unique understanding of CADM’s management and operations and have substantial experience in the steel industry, Grupo Simec believes that the projected results of the Transaction will depend to a large extent on the efforts of these individuals and, therefore, the departure of any of them in the short term, for any cause, could significantly affect Grupo Simec’s operations and results.

The delay in closing the Transaction could reduce the Transaction’s projected results.

The closing of the Transaction depends on several factors, including certain regulatory approvals. Any delay in securing the required approvals could increase the expenses in connection with the Transaction and affect Grupo Simec’s operations and results.

Differences in the hiring process and employee management could adversely affect the Transaction’s projected results.

Once the Transaction is closed, Grupo Simec will have to integrate the employees of CADM, the Subsidiaries and PISAN into Grupo Simec. This integration process and the differences in employment and compensation terms between Grupo Simec and CADM could give cause to labor, tax and social security contingencies, which could have an adverse effect on the projected results of the Transaction.

Dependence on certain suppliers to achieve an efficient implementation of the Transaction.

CADM, the Subsidiaries and PISAN depend on certain suppliers to perform their operations. If such suppliers do not comply with certain agreements to supply products and render services to CADM, CADM’s operations could be reduced substantially, which could have an adverse effect on the projected results of the Transaction.

Company structure and dividend restrictions.

Pursuant to Mexican laws and Grupo Simec’s bylaws, Grupo Simec may only pay dividends on the basis of its financial statements. The amount of such dividends has to be approved by the shareholders’ meeting, all losses from previous years must have been fully paid and all reserves must be duly provided. Grupo Simec might not be able to pay dividends in the near future depending on the expenses incurred in connection with the Transaction.

Dependence on certain CADM clients.

CADM and the Subsidiaries have a substantial number of clients, but a considerable part of their income is dependent on only a few of such clients. In the event certain clients breach their obligations under certain commercial agreements, or if such agreements are unexpectedly terminated, CADM’s income could be substantially reduced, which could have an adverse effect on the projected results of the Transaction.

D .           SELECTED FINANCIAL DATA

The following tables present the consolidated financial information that is considered relevant to the Transaction:

	Six months ended June 30, 2007
	(thousands of pesos restated as of June 30,2007)
	Base Amounts	Pro-forma Adjustment	Pro-forma amounts
Income Statement Data:
Net sales	$12,174,600	$1,781,428	$13,956,028
Direct cost of sales	9,827,358	1,334,732	11,162,090
Marginal Profit	2,347,242	446,696	2,793,938
Indirect manufacturing, general selling and administrative expenses	695,887	121,178	817,065
Operating income	1,651,355	325,518	1,976,873
Financial Income (expense) Net	113,018	(14,312)	98,706
Other income (expense), net	17,661	8,778	26,439
Income before taxes, employee profit sharing and minority interest	1,782,034	319,984	2,102,018
Income tax expense	525,713	93,685	619,398
Net Income	1,256,321	226,299	1,482,620
Minority Interest	213,502	—	213,502
Net Income	$1,042,819	$226,299	$1,269,118

	June 30, 2007
Balance Sheet Data:
Cash and cash equivalents	$5,257,723	$1,058,098	$6,315,821
Accounts receivable, net	3,160,200	424,130	3,584,330
Inventories, net	5,069,698	663,983	5,733,681
Other Assets	74,643		74,643
Total current assets	13,562,264	2,146,211	15,708,475
Property, plant and equipment, net	7,533,676	1,224,074	8,757,750
Total assets	21,686,468	3,705,353	25,391,821
Total current liabilities	3,077,426	534,563	3,611,989
Total long-term debt	2,363,280	601,223	2,964,503
Total liabilities	5,440,706	1,135,786	6,576,492
Majority stockholder’s
Equity	13,861,625	2,569,567	16,431,192
Minority Interest	2,384,137	—	2,384,137

	December 31, 2006
	(thousands of pesos restated as of June 30,2007)
	Base Amounts	Pro-forma Adjustment	Pro-forma amounts
Income Statement Data:

Net sales	$22,821,773	$4,383,277	$27,205,050
Direct cost of sales	18,567,632	3,222,639	21,790,271
Marginal Profit	4,254,141	1,160,639	5,414,779
Indirect manufacturing, selling general and administrative expenses	1,311,818	448,828	1,760,646
Operating Income	2,942,323	711,810	3,654,133
Financial Income, expense net	(61,573)	(11,563)	(73,136)
Other income (expense) net	38,049	200,655	238,703
Income before taxes, employee profit sharing and minority interest	2,918,798	900,902	3,819,701
Income tax expense	590,769	220,061	810,829
Net income	2,328,030	680,842	3,008,872
Minority interest	213,591	—	213,591
Net income	$2,114,439	$680,842	$2,795,281

	December 31, 2006
Balance Sheet Data:

Cash and cash equivalents	$2,139,016	$332,412	$2,471,428
Accounts receivable, net	2,432,317	286,405	2,718,721
Inventories, net	4,903,426	550,303	5,453,729
Other Assets	105,165	—	105,165
Total current assets	9,579,923	1,169,120	10,749,043
Property, plant and equipment, net	7,375,699	1,518,763	8,894,462
Total assets	17,510,653	3,225,861	20,736,514
Total current liabilities	2,821,750	460,810	3,282,559
Total long-term debt	2,110,804	579,977	2,690,781
Total liabilities	4,932,554	1,040,786	5,973,340
Majority stockholder’s	—	—	—
Equity	10,392,070	2,185,074	12,577,144
Minority Interest	2,186,030	—	2,186,030

	December 31, 2005
	(thousands of pesos restated as of June 30,2007)
	Base Amounts	Pro-forma Adjustment	Pro-forma amounts
Income Statement Data:

Net sales	$13,482,848	$3,309,097	$16,791,945
Direct cost of sales	10,783,823	2,927,987	13,711,809
Marginal Profit	2,699,025	381,111	3,080,135
Indirect manufacturing, selling general and administrative expenses	1,058,637	273,140	1,331,777
Operating Income	1,640,387	107,971	1,748,359
Financial Income, expense net	(150,431)	18,174	(132,257)
Other income (expense) net	(12,150)	56,067	43,916
Income before taxes, employee profit sharing and minority interest	1,477,806	182,212	1,660,018
Income tax expense	128,767	25,522	154,289
Net income	1,349,039	156,690	1,505,729
Minority interest	18,186	—	18,186
Net income	1,330,853	156,690	1,487,543

	December 31, 2005

Cash and cash equivalents	$217,754	$467,262	$685,016
Accounts receivable, net	2,724,699	285,827	3,010,526
Inventories, net	3,806,231	308,559	4,114,790
Other Assets	299,157	—	299,157
Total current assets	7,047,841	1,061,648	8,109,488
Property, plant and equipment, net	7,398,254	1,381,537	8,779,791
Total assets	15,169,349	2,737,374	17,906,723
Total current liabilities	2,823,390	437,217	3,260,608
Total long-term debt	2,333,946	517,241	2,851,187
Total liabilities	5,157,336	954,458	6,111,794
Majority stockholder’s	—	—	—
Equity	8,132,363	1,782,916	9,915,279
Minority Interest	1,879,650	—	1,879,650

The selected financial information shall be read along with all the other information contained in the Report, including the section entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations (Comentarios y Análisis de la Administración sobre la Situación Financiera y los Resultados de Operación) and the financial statements included in the Report (the “Financial Statements”).

The Financial Statements have been prepared according to the Mexican Financial Information Regulations (Normas de Información Financiera Mexicanas - “NIFS”). According to the NIFS, the Financial Statements and selected consolidated financial information included herewith:

•                  Non-monetary assets and shareholders’ equity are restated to reflect inflation effects based on the Mexican National Consumer Price Index (Indice Nacional de Precios al Consumidor or INPC); and

•                 Gains and losses in purchasing power in connection with holding monetary assets and liabilities are allocated to income; and all financial statements are restated in constant pesos of June 30, 2007.

The consolidated Financial Statements of CADM and Subsidiaries combined with those of PISAN have been prepared in accordance with the NIFS, with the following two exceptions:

a)                                     The consolidated Financial Statements of CADM and Subsidiaries combined with those of PISAN do not reflect the period’s net expenses and liabilities in connection with the termination of certain employment relationships for non-restructuring related causes, as required by the NIFS.

b)                                    The consolidated Financial Statements of CADM and Subsidiaries combined with those of PISAN, for the 6-month period ended on June 30, 2007 do not reflect the inflation effects for that period, as required by the NIFS.

The financial statements for the years ended on December 31, 2006 and 2005, and the six-month period ended on June 30, 2007, have been prepared with the sole purpose of presenting the financial situation and operational results of Grupo Simec with the new organizational structure that will be in place once the Transaction is closed.

The amounts identified in the Financial Statements as pro-forma adjustments include the consolidated financial statements of CADM and Subsidiaries combined with those of PISAN for the years ended on December 31, 2006 and 2005, and for the six-month period ended on June 30, 2007, which were not adjusted to Grupo Simec’s accounting policies. The amounts identified as pro-forma include the effect related to the combined financial statements of Grupo Simec, CADM, Subsidiaries and PISAN.

Below is a summary of the accounting policies of CADM, the Subsidiaries and PISAN that differ from those of Grupo Simec:

Payments at the end of an employment relationship

CADM, Subsidiaries and PISAN do not recognize the period’s net expense and liabilities in connection with payments at the end of employment relationships for non-restructuring related causes, as required by the NIFS.

Grupo Simec’s financial statements recognize all labor liabilities as required by the NIFs.

Inflation accounting

The consolidated Financial Statements of CADM and Subsidiaries combined with those of PISAN, for the 6-month period ended on June 30, 2007, are not adjusted to reflect inflation for that period, as required by the NIFS.

Grupo Simec’s financial statements are adjusted for inflation as required by the NIFs.

Inventory valuation

CADM, its Subsidiaries and PISAN valuate its inventories in accordance with the absorption cost method.

Grupo Simec valuates its inventories in accordance with the direct-cost method, according to which production costs are segregated into fixed and variable: fixed costs do not depend on the volume of production and are treated as period expenses; variable costs increase with production volume and are allocated to the cost of goods produced.

E.                                   MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operational results for the six-month period ended on June 30, 2007 of Grupo Simec (basis) compared to the six-month period ended on June 30, 2007 of Grupo Simec with CADM, Subsidiaries and PISAN (pro-forma).

Net sales

Pro-forma net sales of Grupo Simec increased 15% from $12,175 million pesos to $13,956 million pesos for the period ending on June 30, 2007.

Direct cost of sales

The pro-forma direct cost of sales increased 14% from $9,827 million pesos to $11,162 million pesos for the period ending on June 30, 2007. The pro-forma direct cost of sales, as a percentage of the net sales, represented 79.9% compared to 80.7% of the basis amounts.

Net Income

The pro-forma net income of Grupo Simec for the period ending on June 30, 2007, increased 19% from $2,347 million pesos to $2,794 million pesos.

Operational Expenses

The pro-forma management and operational expenses increased 17% to $817 million pesos in the 6-month period ending on June 30, 2007. The pro-forma operational expenses as a percentage of sales represented 5.8% compared to 5.7% of the basis amounts.

Operational Income

The pro-forma operational income increased 20% to $1,977 million pesos compared to $1,651 million pesos for the six-month period ending on June 30, 2007.

Financial expenses

The pro-forma financial expenses of Grupo Simec reflect a loss of $99 million pesos compared to a loss of $113 million pesos for the six-month period ending on June 30, 2007.

Income and employee profit-sharing tax

The pro-forma income and employee profit-sharing tax increased 18% from $525 million pesos to $619 million pesos for the six-month period ending on June 30, 2007.

Net income

As a result of the above, Grupo Simec’s pro-forma net income increased 22% to $1,269 million pesos from $1,043 million pesos for the six-month period ending on June 30, 2007.